Exhibit 99.2

AMENDMENT TO THE

INHIBIKASE THERAPEUTICS, INC.

2020 EQUITY INCENTIVE PLAN.

The Inhibikase Therapeutics, Inc. 2020 Equity Incentive Plan (the “Plan”) is hereby amended, effective as of the date of adoption of this Amendment by the Board of Directors of Inhibikase Therapeutics, Inc. (the “Company”), but subject to approval by the Company’s stockholders in accordance with Section 11 of the Plan:

1. Section 3(a) of the Plan is amended and restated in its entirety as follows:

(a) Shares Subject to the Plan. Subject to adjustment as provided in Section 3(c) of the Plan, the maximum aggregate number of Shares that may be issued in respect of Awards under the Plan is 3,959,881 (the “Plan Limit”). Subject to adjustment as provided in Section 3(c) of the Plan, the maximum aggregate number of Shares that may be issued under the Plan in respect of Incentive Stock Options is 3,959,881. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares or treasury shares. Any Shares issued by the Company through the assumption or substitution of outstanding grants in connection with the acquisition of another entity shall not reduce the maximum number of Shares available for delivery under the Plan.

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Except as amended hereby, the terms and conditions of the Plan shall otherwise continue in full force and effect.

INHIBIKASE THERAPEUTICS, INC.

By:	/s/ Milton H. Werner, Ph.D.
Name:	Milton H. Werner, Ph.D.
Title:	President and Chief Executive Officer